UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-141676

ALLDIGITAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

6 Hughes, Suite 200
Irvine, California 92618
(949) 250-7340
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   116

Pursuant to the requirements of the Securities Exchange Act of 1934, AllDigital Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 29, 2016	By:	/s/ Michael Linos
Michael Linos
Chief Executive Officer and President